Exhibit 99.1

POET

TECHNOLOGIES INC.

Unaudited Consolidated

Financial Statements

3-months ended March 31, 2015

TABLE OF CONTENTS

Notice to Shareholders		2

Consolidated Statements of Financial Position		3

Consolidated Statements of Operations and Deficit		4

Consolidated Statements of Comprehensive Loss		4

Consolidated Statements of Changes in Shareholders’ Equity		5

Consolidated Statements of Cash Flows		6

Notes to Consolidated Financial Statements		7

1.	Description of Business	7
2.	Summary of Significant Accounting Policies	7
3.	Recent Accounting Pronouncements	10
4.	Property and Equipment	11
5.	Patents and Licenses	11
6.	Accounts Payable and Accrued Liabilities	12
7.	Share Capital	12
8.	Warrants	13
9.	Stock Options and Contributed Surplus	14
10.	Loss Per Share	17
11.	Commitments and Contingencies	17
12.	Related Party Transactions	18
13.	Segmented Information	18
14.	Financial Instruments and Risk Management	20
15.	Capital Management	21
16.	Expenses	21

NOTICE TO SHAREHOLDERS

For the Three Months Ended March 31, 2015

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

Auditors’ involvement

The auditors of POET Technologies Inc. have not performed a review of these condensed unaudited consolidated financial statements for the three months ended March 31, 2015 and March 31, 2014.

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

			Audited
		March 31, 2015	December 31, 2014
	Assets
Current
Cash and cash equivalents		$14,850,680	$11,287,864
Prepaids and other current assets		167,175	243,501
		15,017,855	11,531,365
Property and equipment (Note 4)		1,012,030	1,058,860
Patents and licenses (Note 5)		274,174	260,721
		$16,304,059	$12,850,946
	Liabilities
Current
Accounts payable and accrued liabilities (Note 6)		$381,640	$451,724
	Shareholders’ Equity
Share capital (Note 7(b))		70,088,052	61,688,953
Warrants (Note 8)		3,963,585	6,458,659
Contributed surplus (Note 9)		24,125,506	23,616,664
Accumulated other comprehensive loss		(1,388,854)	(584,552)
Deficit		(80,865,870)	(78,780,502)
		15,922,419	12,399,222
		$16,304,059	$12,850,946
Commitments and contingencies (Note 11)
On behalf of the Board of Directors

{Signed Peter Copetti}	{Signed Chris Tsiofas}
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

For the Three Months Ended March 31,

	2015	2014
Costs and expenses
General and administration (Note 16)	$1,435,235	$1,422,775
Research and development (Note 16)	664,604	482,062
Investment income, including interest	(14,471)	—
Loss before the following	2,085,368	1,904,837
Other income (Note 2)	—	84,628
Net loss	(2,085,368)	(1,820,209)
Deficit, beginning of period	(78,780,502)	(67,081,588)
Net loss	(2,085,368)	(1,820,209)
Deficit, end of period	$(80,865,870)	$(68,901,797)
Basic and diluted loss per share (Note 10)	$(0.01)	$(0.01)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

For the Three Months Ended March 31,

	2015	2014
Net loss	$(2,085,368)	$(1,820,209)
Other comprehensive loss - net of income taxes
Exchange differences on translating foreign operations	(804,302)	(148,881)
Comprehensive loss	$(2,889,670)	$(1,969,090)

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Three Months Ended March 31,

	2015	2014
Share Capital
Beginning balance	$61,688,953	$42,911,455
Funds from the exercise of warrants and compensation warrants	5,735,974	2,565,081
Fair value of warrants and compensation warrants exercised	2,495,074	1,270,536
Funds from the exercise of stock options	82,995	25,404
Fair value assigned to stock options exercised	85,056	18,971
Funds from private placements	—	4,546,000
Fair value of warrants and compensation warrants issued	—	(1,869,231)
March 31,	70,088,052	49,468,216
Warrants
Beginning balance	6,458,659	8,135,590
Fair value of warrants and compensation warrants issued	—	1,869,231
Fair value of warrants and compensation warrants exercised	(2,495,074)	(1,270,536)
March 31,	3,963,585	8,734,285
Contributed Surplus
Beginning balance	23,616,664	20,261,067
Stock-based compensation	593,898	589,774
Fair value of stock options exercised	(85,056)	(18,971)
March 31,	24,125,506	20,831,870
Accumulated Other Comprehensive Income
Beginning balance	(584,552)	(11,593)
Other comprehensive loss attributable to common shareholders - translation adjustment	(804,302)	(148,881)
March 31,	(1,388,854)	(160,474)
Deficit
Beginning balance	(78,780,502)	(67,081,588)
Net loss	(2,085,368)	(1,820,209)
March 31,	(80,865,870)	(68,901,797)
Total shareholders’ equity	$15,922,419	$9,972,100

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Three Months Ended March 31,

	2015	2014
CASH (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(2,085,368)	$(1,820,209)
Adjustments for:
Depreciation of property and equipment (Note 4)	67,743	49,359
Amortization of patents and licenses (Note 5)	6,985	1,048
Stock-based compensation (Note 9)	593,898	589,774
	(1,416,742)	(1,180,028)
Net change in non-cash working capital accounts:
Prepaid and other current assets	76,326	75,368
Accounts payable and accrued liabilities	(70,084)	19,023
Cash flows from operating activities	(1,410,500)	(1,085,637)
INVESTING ACTIVITIES
Purchase of property and equipment (Note 4)	(20,913)	(26,614)
Purchase of patents and licenses (Note 5)	(20,438)	—
Cash flow from investing activities	(41,351)	(26,614)
FINANCING ACTIVITIES
Issue of common shares for cash, net of issue costs	5,818,969	7,136,485
Cash flow from financing activities	5,818,969	7,136,485
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(804,302)	(148,881)
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,562,816	5,875,353
CASH AND CASH EQUIVALENTS, beginning of period	11,287,864	3,260,967
CASH AND CASH EQUIVALENTS, end of period	$14,850,680	$9,136,320

The accompanying notes are an integral part of these consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.                                   DESCRIPTION OF BUSINESS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and ODIS Inc. (“ODIS”), a subsidiary of Opel Solar Inc., (collectively, the “Company”) is the developer of the planar opto-electronic technology (“POET”) platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die. Opel Solar Inc. is a wholly owned subsidiary of POET Technologies Inc. The Company’s head office is located at 121 Richmond Street West, Suite 501, Toronto, Ontario, Canada M5H 2K1. These consolidated financial statements of the Company were approved by the Board of Directors of the Company on May 26, 2015.

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2014.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of presentation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are required to be classified as one of the following: held-to-maturity; loans and receivables, fair value through profit or loss; available-for-sale or other financial liabilities.

The Company’s financial instruments include cash and cash equivalents, accounts payable and accrued liabilities. The Company designated its cash and cash equivalents as fair value through profit or loss and its accounts payable and accrued liabilities as other financial liabilities.

Fair value through profit or loss financial assets are measured at fair value with gains and losses recognized in operations. Financial assets, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is the transaction price, which is the fair value of the consideration given or received. Subsequent to initial recognition, the fair value of a financial instrument that is quoted in active markets is based on the bid price for a financial asset held and the offer price for a financial liability. When an independent price is not available, fair value is determined by using a valuation methodology that refers to observable market data. Such a valuation technique includes comparisons with a similar financial instrument where an observable market price exists, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. If no reliable estimate can be made, the Company measures the financial instrument at cost less impairment as a last resort.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Office equipment	Straight Line, 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over their estimated useful lives. Ongoing maintenance costs are expensed as incurred. The expiry of the patents and licenses range from 6 - 12 years.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The Company’s tangible and intangible assets are reviewed for indications of impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. An assessment is made at each reporting date whether there is any indication that an asset may be impaired.

An impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the year. The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit (“CGU”) to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. The Company did not record an impairment loss in 2015 or 2014.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are provided on differences between the financial reporting and income tax bases of assets and liabilities and on income tax losses available to be carried forward to future years for tax purposes. Deferred income taxes are measured using the substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are provided to reduce deferred income tax assets to the amount expected to be realized.

Other income - Government Grants

Government grants received exclusively from the Department of Defense of the United States of America and NASA, relating to research and development, are recognized as other income, net, based on the agreed upon milestones of the projects. Other income earned on government grants in 2015 was nil (2014 -  $84,628).

Interest income

Interest income on cash and cash equivalents classified as fair value through profit or loss is recognized as earned using the effective interest method.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.                                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development costs

Research costs are expensed in the year incurred. Development costs are also expensed in the year incurred unless the Company believes a development project meets IFRS criteria as set out in IAS 38, Intangible Assets, for deferral and amortization. IAS 38 requires all research costs be charged to expense while development costs are capitalised only after technical and commercial feasibility of the asset for sale or use have been established. This means that the entity must intend and be able to complete the intangible asset and either use it or sell it and be able to demonstrate how the asset will generate future economic benefits. The Company has not met the the criteria set out in IAS 38, therefore no deferral has been recognized.

Stock-based compensation

Stock options and warrants awarded to non employees are accounted for using the fair value of the instrument awarded or service provided whichever is considered more reliable. Stock options and warrants awarded to employees are accounted for using the fair value method. The fair value of such stock options and warrants granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

The following new accounting policy was adopted on January 1, 2015:

Financial instruments

IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. The new standard requires entities to classify financial assets as being measured either at amortized cost or fair value depending on the business model and contractual cash flow characteristics of the asset. For financial liabilities, IFRS 9 requires an entity choosing to measure a liability at fair value to present the portion of the change in its fair value due to change in the entity’s own credit risk in the other comprehensive income rather than in the statement of profit or loss. The adoption of this policy did not impact the Company’s condensed unaudited consolidated financial statements.

3.                                      RECENT ACCOUNTING PRONOUNCEMENTS

The following is a summary of recent accounting pronouncements that may affect the Company.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The IASB issued IFRS 15, which is effective for annual periods beginning on or after January 1, 2017. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time and over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company is in the process of assessing the impact of this standard on its consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

4.                                      PROPERTY AND EQUIPMENT

	Construction in progress	Machinery and equipment	Office equipment	Total

Cost
Balance, January 1, 2014	$—	$958,949	$8,746	$967,695
Additions	3,152	314,973	47,660	365,785
Balance, December 31, 2014	3,152	1,273,922	56,406	1,333,480
Additions	7,024	—	13,889	20,913
Balance, March 31, 2015	10,176	1,273,922	70,295	1,354,393

Accumulated Depreciation
Balance, January 1, 2014	—	62,000	1,903	63,903
Depreciation for the year	—	203,008	7,709	210,717

Balance, December 31, 2014	—	265,008	9,612	274,620
Depreciation for the period	—	63,900	3,843	67,743
Balance, March 31, 2015	—	328,908	13,455	342,363

Carrying Amounts
At December 31, 2014	$3,152	$1,008,914	$46,794	$1,058,860
At March 31, 2015	$10,176	$945,014	$56,840	$1,012,030

5.                                      PATENTS AND LICENSES

Cost
Balance, January 1, 2014	$166,152
Additions	161,283
Balance, December 31, 2014	327,435
Additions	20,438
Balance, March 31, 2015	347,873
Accumulated Depreciation
Balance, January 1, 2014	40,476
Amortization	26,238
Balance, December 31, 2014	66,714
Amortization	6,985
Balance, March 31, 2015	73,699
Carrying Amounts
At December 31, 2014	$260,721
At March 31, 2015	$274,174

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.                                      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2015	2014
Trade payable	$83,530	$79,406
Payroll related liabilities	68,151	113,338
Accrued liabilities	229,959	258,980
	$381,640	$451,724

7.                              SHARE CAPITAL

(a)                                 AUTHORIZED

Unlimited number of common shares One special voting share

(b)                                 COMMON SHARES ISSUED

	Number of
	Shares	Amount
Balance, January 1, 2014	132,676,115	$42,911,455
Shares issued on the exercise of stock options	4,824,950	1,481,716
Fair value of stock options exercised	—	1,261,156
Shares issued on private placements	7,692,307	4,546,000
Fair value of warrants and compensation warrants issued	—	(1,869,231)
Shares issued on the exercise of warrants and compensation warrants	19,384,712	8,404,265
Fair value of warrants and compensation warrants exercised	—	3,545,406
Warrant exercise incentive	—	(31,712)
Shares issued for reduction of license fee	2,000,000	1,439,898

Balance, December 31, 2014	166,578,084	61,688,953
Shares issued on the exercise of stock options	341,300	82,995
Fair value of stock options exercised	—	85,056
Shares issued on the exercise of warrants and compensation warrants	9,450,500	5,735,974
Fair value of warrants exercised	—	2,495,074

Balance, March 31, 2015	176,369,884	$70,088,052

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

7.                                      SHARE CAPITAL (Continued)

On February 13, 2014, the Company completed a $4,546,000 private placement financing. The financing consisted of 7,692,307 units at a price of $0.59 per unit. Each unit comprised one common share and one common share purchase warrant. One warrant allows the holder to acquire one additional common share of the Company at an exercise price of $0.91 per share for a period of 2 years, expiring on February 12, 2016.  No commission was payable with respect to this financing.

The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%, interest rate of 1.017%, volatility of 92.22% and estimated life of 2 years. The estimated fair value assigned to the warrants was $1,869,231.

During 2014, the Company paid $31,712 as incentives for the exercise of warrants.

8.                                      WARRANTS

The following table reflects the continuity of warrants:

	Average Exercise Price	Number of Warrants	Historical Fair value

Balance, January 1, 2014	$0.48	42,478,569	$8,135,590
Warrants issued	0.91	7,692,307	1,869,231
Expired	0.29	(3,500)	(756)
Exercised	0.43	(19,384,712)	(3,545,406)

Balance, December 31, 2014	0.61	30,782,664	6,458,659
Warrants and compensation warrants exercised	0.61	(9,450,500)	(2,495,074)
Compensation warrants issued	—	—	—
Exercised	—	—	—

Balance, March 31, 2015	$0.61	21,332,164	$3,963,585

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.                                      WARRANTS (Continued)

As at March 31, 2015 the following warrants were outstanding:

	Number of Warrants	Historical Fair Value ($)	Exercise Price ($)	Expiry Date
	1,383,000	182,469	0.34	June 8, 2015
	731,544	96,431	0.34	June 22, 2015
	900,000	121,026	0.34	July 31, 2015
	1,428,887	195,216	0.34	September 7, 2015
	5,325,000	738,140	0.34	September 13, 2015
	2,298,000	315,783	0.35	September 27, 2015
	6,734,577	1,636,402	0.91	February 12, 2016
Compensation warrants	1,411,855	473,672	0.50	February 14, 2016
Compensation warrants	38,040	6,659	0.22	June 22, 2016
Compensation warrants	11,250	2,006	0.22	July 31, 2016
Compensation warrants	33,111	5,998	0.22	September 7, 2016
Compensation warrants	536,900	98,681	0.22	September 13, 2016
Compensation warrants	500,000	91,102	0.22	September 27, 2016

	21,332,164	3,963,585	0.61

These warrants were issued in Canadian dollars and are exercisable at prices ranging from $0.23 CAD and $1.00 CAD.

9.                                      STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On August 12, 2014, shareholders of the Company approved amendments to the Company’s fixed 20% stock option plan (as amended, referred to as the “2014 Plan”). Under the 2014 Plan, the board of directors may grant options to acquire common shares of the Company to qualified directors, officers, employees and consultants. The 2014 Plan provides that the number of common shares issuable pursuant to options granted under the 2014 Plan and pursuant to other previously granted options is limited to 31,925,000 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Options granted under the 2014 Plan generally vest 25% immediately and 25% every six months from the date of issue, however, the directors may, at their discretion, specify a different vesting period. All new stock option grants will vest 25% every six months from the date of issue and will become fully vested over 24 months. This change became effective in March 2015.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.                                      STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

Stock option transactions and the number of stock options outstanding were as follows:

		Weighted average
	Number of	Exercise
	Options	Price
Balance, January 1, 2014	23,732,750	$0.38
Expired/cancelled	(825,000)	1.01
Exercised	(4,824,950)	0.31
Granted	6,155,000	1.26

Balance, December 31, 2014	24,237,800	0.61
Expired/cancelled	(300,000)	0.97
Exercised	(341,300)	0.29
Granted	500,000	1.31

Balance, March 31, 2015	24,096,500	$0.62

During the period, the Company granted 500,000 (2014 - nil) stock options to officers, employees and consultants of the Company to purchase common shares at an average price of $1.31 (2014 - $nil) per share.

During the period, the Company recorded stock-based compensation of $593,898 (2014 - $589,774) relating to stock options that vested during the period.

The stock options granted were valued using the Black-Scholes option pricing model using the following assumptions:

	2015	2014
Weighted average exercise price	$1.31	—
Weighted average risk-free interest rate	0.78%	—
Weighted average dividend yield	0%	—
Weighted average volatility	103.7%	—
Weighted average estimated life	5 years	—
Share price on the date of grant	$1.31	—

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.                                      STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at March 31, 2015 are as follows:

Options Outstanding			Options Exercisable
Exercise Range	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$0.11 - $0.25	3,320,000	$0.18	3.35	3,320,000	$0.18
$0.28 - $0.31	667,500	$0.28	3.03	667,500	$0.28
$0.34 - $0.37	880,000	$0.33	5.39	880,000	$0.33
$0.38 - $0.86	13,399,000	$0.46	3.20	12,979,000	$0.45
$0.87 - $1.64	5,830,000	$1.33	4.45	2,810,000	$1.10
	24,096,500	$0.62	3.63	20,656,500	$0.48

Contributed Surplus

The following table reflects the continuity of contributed surplus:

Amount
Balance, January 1, 2014	$20,261,067
Stock-based compensation	4,615,997
Fair value of stock options exercised	(1,261,156)
Fair value of expired warrants	756

Balance, December 31, 2014	23,616,664
Stock-based compensation	593,898
Fair value of stock options exercised	(85,056)

Balance, March 31, 2015	$24,125,506

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.                               LOSS PER SHARE

	2015	2014
Numerator
Net loss	$(2,085,368)	$(1,820,209)
Denominator
Weighted average number of common shares outstanding	173,443,620	140,073,009
Weighted average number of common shares outstanding - diluted	173,443,620	140,073,009
Basic and diluted loss per share	$(0.01)	$(0.01)

The effect of common share purchase options, warrants, compensation warrants and shares to be issued on the net loss in 2015 and 2014 is not reflected as they are anti-dilutive.

11.                               COMMITMENTS AND CONTINGENCIES

The Company has two operating leases for research facilities and office space expiring March 31, 2016 and March 14, 2018 respectively.

Rent expense under these leases was $36,442 for the period ended March 31, 2015 (2014 - $31,554).

Remaining minimum annual rental payments to the lease expiration dates are as follows:

2015	$163,600
2016 through 2019	42,630
$206,230

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.                               RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	2015	2014

Salaries	$372,174	$375,654
Share-based payments (1)	502,371	228,548
Total	$874,545	$604,202

(1)  Share-based payments are the fair value of options granted to key management personnel and expensed during the year as calculated using the Black-Scholes model.

The Company paid or accrued $23,802 in fees and disbursements (2014 - $52,984) to a law firm, of which a director is counsel, for legal services rendered to the Company.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

13.                               SEGMENT INFORMATION

The Company and its subsidiary operates in a single segment; the design of semi-conductor products for military and industrial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operating segment is below:

ODIS Inc. (“ODIS”)

Odis is the developer of the POET platform semiconductor process IP for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single die.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.                               SEGMENT INFORMATION (Continued)

On a consolidated basis, the Company operates geographically in the United States and Canada. Geographical information is as follows:

	2015
As of March 31,	US	Canada	Consolidated
Current assets	$4,964,912	$10,052,943	$15,017,855
Property and equipment	990,025	22,005	1,012,030
Patents and licenses	274,174	—	274,174
Total Assets	$6,229,111	$10,074,948	$16,304,059

	US	Canada	Consolidated
For the three months ended March 31,
General and administration	$585,175	$850,060	$1,435,235
Research and development	664,604	—	664,604
Investment income	—	(14,471)	(14,471)
Net Loss	$1,249,779	$835,589	$2,085,368

	2014
As of March 31,	US	Canada	Consolidated
Current assets	$2,835,412	$6,492,949	$9,328,361
Property and equipment	881,047	—	881,047
Patents and licenses	37,742	—	37,742
Total Assets	$3,754,201	$6,492,949	$10,247,150

	US	Canada	Consolidated
For the three months ended March 31,
General and administration	$501,843	$920,932	$1,422,775
Research and development	482,062	—	482,062
Other income	(84,628)	—	(84,628)
Net Loss	$899,277	$920,932	$1,820,209

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company estimates that the fair value of these instruments approximates fair value due to their short term nature.

The Company has classified financial assets and (liabilities) as follows:

	March 31,	December 31,
	2015	2014
Fair value through profit or loss, measured at fair value:
Cash	$14,850,680	$11,287,864
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	(381,640)	(451,724)

Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - valuation techniques based on inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents were determined using level 1 inputs.

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the US and Canadian dollar. Most transactions are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk with the Canadian dollar. A 10% change in the Canadian dollar would increase or decrease other comprehensive income by $994,933.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities over the next twenty four months.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.                               CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive income and deficit) and cash. The components of capital on March 31, 2015 were:

Cash and cash equivalents	$14,850,680
Shareholders’ equity	$98,177,143

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has a strict investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments.

The Company reviews its capital management approach on an ongoing basis. There were no changes in the Company’s approach to capital management during the year.

16.                               EXPENSES

Research and development costs can be analysed as follows:

	2015	2014

Wages and benefits	$327,760	$178,103
Subcontract fees	185,389	108,090
Stock-based compensation	100,002	169,760
Supplies	51,453	26,109
	$664,604	$482,062

General and administrative costs can be analysed as follows:

Stock-based compensation	$493,896	$420,014
Wages and benefits	198,965	351,149
Professional fees	122,716	301,703
Management and consulting fees	180,614	100,216
General expenses	319,574	157,896
Rent	44,742	41,390
Depreciation and amortization	74,728	50,407
	$1,435,235	$1,422,775

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POET TECHNOLOGIES INC.
Suite 501, 121 Richmond Street West
Toronto, Ontario M5H 2K1
Tel: 416-368-9411 Fax: 416-861-0749
http://www.poet-technologies.com